UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

ACME Communications, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

004631107

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004631107

1.	Names of Reporting Persons CEA Capital Partners USA, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,144,387

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,144,387

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,144,387

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.82%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 004631107

1.	Names of Reporting Persons CEA Capital Partners USA CI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 352,913

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 352,913

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 352,913

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.10%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 004631107

Item 1.
	(a)	Name of Issuer
	(b)	Address of Issuer’s Principal Executive Offices ACME Communications, Inc. 2101 E. Fourth Street, Suite 202A Santa Ana, California 92705

Item 2.
	(a)	Name of Person Filing
	(b)	Address of Principal Business Office or, if none, Residence
(c)

Citizenship
CEA Capital Partners USA, L.P.

c/o Seaport Capital, LLC

199 Water Street, 20th Floor

New York, New York 10038

(Delaware)

CEA Capital Partners USA CI, L.P.

c/o Seaport Capital, LLC

199 Water Street, 20th Floor

New York, New York 10038

(Cayman Islands)

	(d)	Title of Class of Securities Common Stock, par value $0.01 per share.
	(e)	CUSIP Number 004631107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.

CUSIP No. 004631107

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
CEA Capital Partners USA, L.P.
(a) Amount beneficially owned: 1,144,387
(b) Percent of class: 6.82% of ACME Communications, Inc.’s common stock, par value $0.01.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,144,387
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 1,144,387
(iv) Shared power to dispose or to direct the disposition of 0

CEA Capital Partners USA CI, L.P.
(a) Amount beneficially owned: 352,913
(b) Percent of class: 2.10% of ACME Communications, Inc.’s common stock, par value $0.01.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 352,913
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 352,913
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group

CEA Capital Partners USA, L.P. and CEA Capital Partners USA CI, L.P. (the “CEA” funds) may be deemed to be a separate group.  The CEA funds, however, are of the view that they are not acting as a group for purposes of Section 13(d) under the Act and that that are not otherwise required to attribute to each other beneficial ownership of securities held by either of them.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

CUSIP No. 004631107

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 2, 2008

CEA CAPITAL PARTNERS USA, L.P.

By:	Seaport Capital, LLC
its authorized representative

By:	/s/ Howard M. Kaufman
Name: Howard M. Kaufman
Title: Chief Financial Officer

CEA CAPITAL PARTNERS USA CI, L.P.

By:	Seaport Capital, LLC
its authorized representative

By:	/s/ Howard M. Kaufman
Name: Howard M. Kaufman
Title: Chief Financial Officer